DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer

Neighbor Inc.

Legal status of issuer

     Form

     C-Corporation

     Jurisdiction of Incorporation/Organization

     North Carolina

     Date of organization

     August 21, 2017

Physical address of issuer

500 W. Fifth Street, Suite 400, Winston Salem, NC 27101

Website of issuer

www.swipe.by

Current number of employees

The Company currently has five (5) employees.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$711,609	$335,331
Cash & Cash Equivalents	$145,758	$137,862
Accounts Receivable	$0	$0
Short-term Debt	$20,547 (1)	$35,510 (1)
Long-term Debt	$0	$0
Revenues/Sales	$162,603	$4,569
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($447,589)	($349,923)

(1) This amount represents the Company's credit card balance as of the end of the most recent fiscal year. The Company pays off its credit card balance monthly.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

April 6, 2021

FORM C-AR

Neighbor, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, collectively the "**Form C-AR**") is being furnished by Neighbor, Inc., a North Carolina corporation ("**Neighbor**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission to the purchasers ("**Investors**") of the Simple Agreement for Future Equity rights sold by the Company pursuant to Regulation CF (the "**SAFEs**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass on the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.swipe.by no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) repurchasing all of the securities sold pursuant to Regulation CF by the Company, or (5) the liquidation and dissolution of the Company.

The date of this Form C-AR is April 6, 2021

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Do not place undue reliance on any forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

TABLE OF CONTENTS

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety be the actual agreements or other documents.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors"..

The Company

Neighbor, Inc. is a mobile and online food ordering platform, incorporated in North Carolina on August 21, 2017. Neighbor, Inc. was formerly Neighbor, LLC. Neighbor, LLC was organized in North Carolina as a limited liability company on May 3, 2017 and was converted to the corporation Neighbor, Inc. on August 21, 2017.

The Company is located at 500 W. Fifth Street, Suite 400 Winston Salem, NC 27101.

The Company's website is www.swipe.by.

The Company conducts business in North Carolina and sells services through the internet throughout the United States and internationally.

The Business

The Company developed and owns the SWIPEBY Application. SWIPEBY is a software-as-service+ platform for restaurants and small businesses to provide easy mobile ordering and automated curbside pickup. SWIPEBY powers an end-to-end ordering experience starting with consumer facing marketplace mobile apps, to payment process and a full restaurant menu management system, to order arrival and customer arrival notification insight to the restaurant.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase of marketing its SWIPEBY Application (the "Application"). There can be no assurance that the Company will ever operate profitably. The Company's limited operating history may make it difficult to evaluate its current business and future prospects. The Company will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of its limited resources, gaining market acceptance, managing a complex regulatory landscape and developing new products. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The development and operation of the Application requires technology and intellectual property rights.

The ability of the Company to develop and operate the Application may depend on technology and intellectual property rights that the Company may license from unaffiliated third parties. If for any reason the Company were to fail to comply with its obligations under the applicable license agreement, or third parties were unable to provide or were to fail to provide the technology and intellectual property that the Application requires, the Application would

1

be unable to operate, which would have a material adverse effect on the Company's operations and financial conditions.

The Application may not be widely adopted and may have limited users.

It is possible that the Application will not be used by a large number of users, or that there will be limited interest in the Application. Such a lack of use or interest could negatively impact the future development of the Application, the value of the Company's shares and its financial position.

Alternative applications may be established that compete with or are more widely used than the Application.

It is possible that alternative applications could be established that utilize the same or a similar protocol that will underlie the Application or that will facilitate services that are materially similar to the Application's services. The Application may compete with these alternative applications, which could negatively impact the Company's operations.

Some market participants in the restaurant industry may oppose joining the Application.

Some participants in the restaurant industry may oppose joining the Application. The market participants who may oppose may include market participants with significantly greater resources, including financial resources and political influence, than the Company has. The ability of the Company to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in the need to have a material adverse effect on the Company's operations and financial conditions.

The amount of capital the Company raises in any offering of its securities may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in any offering of its securities. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

We rely on restaurants to provide products for our Application.

We depend on participating restaurants to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if participating restaurants do not provide the agreed-upon product or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Participating restaurants may unable to quickly recover from natural disasters, pandemics, and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations on which our Application relies.

Slowdowns in the economy caused by COVID-19 could adversely impact our business.

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

We depend on a few major participating restaurants for a substantial portion of our net sales.

Sales at a few restaurants participating on the Application account for the vast majority of our net sales. The loss of all or a substantial portion of our orders placed at any of our large-volume restaurant partners could have a material

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. Although we strive to broaden and diversify the restaurants base offered on the Application, a significant portion of our revenue is derived from orders placed at a relatively small number of restaurants. Consequently, a loss of certain participating restaurants from our Application, may have a material adverse effect on our financial condition, results of operations and cash flows.

We rely on various intellectual property rights, including licenses in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel, including its founder, in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. The Company's founder is in the United States of America on an E2 Visa, which will expire in June 2023, unless it is extended. Therefore, if any of these personnel die, become disabled or have a change in immigration status, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

We need to rapidly and successfully develop and introduce new features to the Application in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our Application to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands and develop leading technologies or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our Application cannot effectively interface and perform well with software products of other companies and with our customers' mobile devices, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our Application. As a result of these and other factors, our ability to introduce new or improved solutions to our Application could be adversely impacted and our business would be negatively affected.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new applications and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new applications and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new applications or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new applications and services in response to industry trends or developments in technology, or those new applications may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract users, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer data is critical to us. The information, security and privacy requirements imposed by

4

governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the SAFEs

The SAFEs are not freely tradable under the Securities Act until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

There is not now and likely will not be a public market for the SAFEs. Because the SAFEs have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Investors should be aware of the long-term nature of their investment in the Company.

Investors do not become equity holders until the Company decides to convert the SAFEs into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the SAFEs) or until there is a change of control or sale of substantially all of the Company's assets.

Investors do not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the SAFEs are converted, the Investors may never become equity holders of the Company. Investors do not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the SAFEs into CF Shadow Securities. The Company is under no obligation to convert the SAFEs into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors do not have voting rights, even upon conversion of the SAFEs into CF Shadow Securities. Upon the conversion of the SAFEs into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors do not have the right to vote upon matters of the Company even if and when their SAFEs are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the SAFEs are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stock holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors are not entitled to any inspection or information rights other than those required by law.

Investors do not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the SAFEs upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the SAFEs or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the SAFEs upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the SAFEs nor a liquidity event occurs, Investors could be left holding the SAFEs in perpetuity. The SAFEs have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The SAFEs are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities, including the SAFEs, are subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the SAFEs will be subject to dilution in an unpredictable amount. In addition, the Company will need to undertake additional capital raising transactions that would likely involve the issuance of equity securities or securities that are convertible into equity, which would also have a dilutive impact on Investors. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the SAFEs. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the SAFEs.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the SAFEs upon a qualifying financing.

Equity securities issued upon conversion of the SAFEs may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the SAFEs into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement entered into by and between each Investor and the Company) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the SAFEs, the Company may not provide the holders of such SAFEs with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the SAFEs; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement entered into by and between each Investor and the Company.

There is no present market for the SAFEs and we have arbitrarily set the price.

The purchase price for the SAFEs was not established in a competitive market. We arbitrarily set the price of the SAFEs with reference to the general status of the securities market and other relevant factors. The purchase price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on our net worth or prior earnings. We cannot guarantee that the SAFEs can be resold at the purchase price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the SAFEs that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement between the Investor and the Company. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. The holders of the SAFEs cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the SAFEs provide mechanisms whereby holders of the SAFEs would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement entered into by and between each Investor and the Company, holders of the SAFEs may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement entered into by and between each Investor and the Company, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

BUSINESS

Description of the Business

The Company developed and owns the SWIPEBY Application. SWIPEBY is a software-as-service+ platform for restaurants and small businesses to provide easy mobile ordering and automated curbside pickup. SWIPEBY powers an end-to-end ordering experience starting with consumer facing marketplace mobile apps, to payment process and a full restaurant menu management system, to order arrival and customer arrival notification insight to the restaurant.

Business Plan

SWIPEBY is growing and will continue to scale its national and global footprint, adding more restaurants to the platform. While SWIPEBY continues to differentiate its platform, we will take several steps in order to grow. The focus and goals include increasing market share, introducing groundbreaking new features, expanding the product catalog to capture more order volume across several channels. Our ambition is that within the next 1-2 years we are the prominent platform for curbside pickup and a market leader for general mobile & virtual food ordering.

The Company's Products and/or Services

Product / Service	Description	Current Market
SWIPEBY Application	Android, iOS and Web Application	SWIPEBY captures a two-side market. On the business side SWIPEBY works with any type of restaurant to sell its food on the SWIPEBY app. On the consumer/eater side SWIPEBY targets any person with a smartphone and the proximity of participating restaurants.

Competition

SWIPEBY is not a delivery service, but it competes with delivery services like UberEats, Doordash, Postamtes, Gurbhub.
SWIPEBY competes with inhouse mobile apps and drive-thrus of McDonalds, Chick-fil-a, etc.
SWIPEBY competes with ordering ahead platforms that do not have curbside pickup like: ChowNow, Snackpass, Lunchbox.
SWIPEBY competes with more enterprise link curbside technology companies like Rakuten Ready and Radius Network.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

SWIPEBY sells to restaurants of all kinds, from mom and pop to mid-market chains and franchises. These restaurants then market their food products on the SWIPEBY platform to consumers with a smartphone and in the restaurant proximity to place orders.

Supply Chain

SWIPEBY does not have a supply chain.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

Intellectual Property

Application or Registration #	Mark	Description	File Date	Grant Date	Country
6033207	SWIPEBY	Trademark	09-18-2019	Apr. 14, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Carl Turner	Director, President & CEO	Since May 2017 with SWIPEBY as President and CEO	BS Finance & BA Computer Science, Wake Forest University '17
Richard Noll	Director	Chairman of the Board of Hanes Brands from 2009 until 2019	Bachelors at Pennsylvania State University; MBA at Carnegie Mellon University
Tony DiBianca	Director	Founder, President & CEO of PhoneTree from 1990 until January 2018	BS & ME at Rensselaer Polytechnic Institute
Doug Young	Director	Serial Entrepreneur (1987-Present)	Bachelor of Science at University of North Carolina at Greensboro
Barbara Daliri Freyduni	Director	CMO Microsoft Western Europe (April 2017 – October 2019), SVP, Global Marketing & Sales Zalando SE (October 2019 – Present)	MBA at Fachhochschule fuer Wirtschaft Berlin

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has five (5) fulltime W-2 employees.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

CAPITALIZATION AND OWNERSHIP

Capitalization

As of the date hereof, the Company's authorized capital stock consists of 3,600,000 shares of common stock, having par value $0.001 per share (the "**Common Stock**") and 2,500,000 shares of preferred stock, having par value $0.001 per share (the "**Preferred Stock**"). 2,500,000 of the authorized shares of the Common Stock are designated as voting Class A Common Stock and 100,000 of the authorized shares of the Common Stock are designated as non-voting Class B Common Stock. 225,000 of the of the authorized shares of the Preferred Stock are designated as Series Seed A Preferred Stock and the remaining 2,275,000 authorized shares of Preferred Stock are undesignated.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Authorized	2,500,000
Amount Outstanding	1,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (assuming conversion of outstanding stock options) (1)	81.763%

(1) The exact terms on which the SAFEs may convert into equity securities in the Company are unknown at this time, and additionally, the SAFEs may never convert into equity securities in the Company. Therefore, the outstanding SAFEs are excluded from this calculation of percentage ownership in the Company.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

Type	Series Seed A Preferred Stock
Amount Authorized	225,000
Amount Outstanding	207,042
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes. Upon the issuance of additional shares of Class A Common Stock, the conversion price for Preferred Stock may be adjusted.
Other Rights	1. In the event the pro rata distribution of proceeds from a liquidation of the Company would result in the holders of Series Seed A Preferred Stock receiving less than their initial investment in the Company, then the Series Seed A Preferred Stock has a liquidation preference equal to the amount invested over the Common Stock. 2. The holders of Preferred Stock may convert their shares of Preferred Stock into shares of Class A Common Stock. 3. Pursuant to the Company's shareholders agreement, the holders of Preferred Stock are subject to Drag-Along and Tag-Along rights in the event of a change in control of the Company. 4. The Company may not adversely alter the privileges of the Preferred Stock without the consent of at least fifty percent (50%) of the outstanding shares of Preferred Stock. 5. Until such time the holders of Series Seed A Preferred Stock have received a return equal to their initial investment, the Company may not declare or pay a dividend to the holders of the Common Stock without the approval of at least fifty percent (50%) of the outstanding shares of Series Seed A Preferred Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion of outstanding stock options) (1)	16.929%

(1) The exact terms on which the SAFEs may convert into equity securities in the Company are unknown at this time, and additionally, the SAFEs may never convert into equity securities in the Company. Therefore, the outstanding SAFEs are excluded from this calculation of percentage ownership in the Company.

As of the date of this Form C-AR, 1,000,000 shares of Common Stock and 207,042 shares of Preferred Stock are issued and outstanding. As of the date of this Form C-AR, no shares of the non-voting Class B Common Stock are issued and outstanding. All 100,000 shares of the authorized non-voting Class B Common Stock are covered by an incentive stock option plan.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options for Class B Common Stock
Amount Outstanding	Options for 16,000 shares
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Options are issued pursuant to an incentive stock option plan for employees. 100,000 authorized shares of Class B Common Stock are reserved for the stock pool under the stock option plan. Options are exercisable on a change of control of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion of outstanding stock options) (1)	1.308%

(1) The exact terms on which the SAFEs may convert into equity securities in the Company are unknown at this time, and additionally, the SAFEs may never convert into equity securities in the Company. Therefore, the outstanding SAFEs are excluded from this calculation of percentage ownership in the Company.

Type	Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding	331,122
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $35,000,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion of outstanding stock options) (1)	N/A

(1) The exact terms on which the SAFEs may convert into equity securities in the Company are unknown at this time, and additionally, the SAFEs may never convert into equity securities in the Company. Therefore, the outstanding SAFEs are excluded from this calculation of percentage ownership in the Company.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Credit Card
Amount Outstanding	$10,113
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	The Company is required to pay off the credit card balance monthly.
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
C. Turner Innovation GmbH (1)	1,000,000 shares of Class A Common Stock	82.847% (2)

(1) C. Turner Innovation GmbH is 100% owned and controlled by Carl Turner, the Founder, President, and CEO of the Neighbor, Inc.

(2) This calculation is based on the voting power. The exact terms on which the SAFEs may convert into equity securities in the Company are unknown at this time, and additionally, the SAFEs may never convert into equity securities in the Company and upon any such conversion such equity securities will have no voting rights. Additionally, the Class B Common Stock of the Corporation is non-voting stock. Therefore, the outstanding SAFEs and the outstanding options for Class B Common Stock are excluded from this calculation of percentage ownership in the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Neighbor, Inc. (the "**Company**") was incorporated on August 21, 2017 under the laws of the State of North Carolina, and is headquartered in Winston-Salem, North Carolina. Neighbor, Inc. was formerly Neighbor, LLC. Neighbor, LLC was formed in North Carolina as a limited liability company on May 3, 2017 and was converted to the corporation Neighbor, Inc. on August 21, 2017. Since its incorporation, the Company has primarily been focused on the development of its SWIPEBY Application. Therefore, the Company has very limited financial results from the historical operations of the Company.

Cash and Cash Equivalents

As of December 31, 2020, the Company had cash and cash equivalents of $145,758.03.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

As of April 6, 2021, the Company had an aggregate of $60,000 in cash and cash equivalents, leaving the Company with approximately two (2) months of runway.

Liquidity and Capital Resources

We anticipate raising any additional capital essential to our operations through future private offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

Previous Offerings of Securities

We have made the following issuances of securities within the last four years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0.00 Issued to Founder of the Company	500	N/A	08/21/2017	Section 4(a)(2)
Common Stock	$0.00 Issued to Founder of the Company	995,500	N/A	10/5/2018	Section 4(a)(2)
Common Stock	Issued upon cancellation of $132,000 of convertible note debt	34,660	N/A	09/04/2019	Section 4(a)(2)
Common Stock	$469,585.00	99,317	Used to hire talent, invest in product development and sales	09/04/2019	Reg D 506(c)
Class A Common Stock	$0.00 Issued in connection with recapitalization of the Company and conversion of a portion of the existing Common Stock in Class A Common Stock	133,977	N/A	03/18/2020	Section 4(a)(2)
Class B Common Stock	$0.00 Issued in connection with recapitalization of the Company and conversion of a portion of the existing Common Stock in Class A Common Stock	1,000,000	N/A	03/18/2020	Section 4(a)(2)
Class A Common Stock	$365,325.00	73,065	Used to hire talent, invest in product development and sales	03/22/2020	Reg D 506(c)

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed A Preferred Stock	$0.00 Issued in connection with recapitalization of the Company and conversion of existing Class A Common Stock into Series Seed A Preferred Stock	207,042	N/A	07/13/2020	Section 4(a)(2) and Reg D 506(b)
Class A Common Stock	$0.00 Issued in connection with recapitalization of the Company and conversion of existing Class B Common Stock into Class A Common Stock	1,000,000	N/A	07/13/2020	Section 4(a)(2) and Reg D 506(b)
Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)	$324,629.00	331,122*	Used to invest in production development (building new features and releasing improvements to the Application) and to hire talent (marketing, customer success, and sales teams)	11/1/2020	Section 4(a)(6) and Regulation CF

*This amount includes the fee of 2% of the SAFEs issued due to the intermediary for the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: It is anticipated that certain related parties may participate in future capital raising transactions; however, the Company expects that such related parties would be participating on the same terms and conditions as outside investors.

ADDITIONAL INFORMATION

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any Investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the SAFEs may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the SAFEs or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the SAFEs or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the SAFEs are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Ongoing Reporting

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Carl Turner, President and CEO, certify that the attached financial statements of Neighbor, Inc. included in this Form C-AR are true and complete in all material respects.

DocuSigned by:
/s/ Carl Turner
E241AE29BF7B48B...
(Signature)

Carl Turner
(Name)

President and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Anthony DiBianca
7CB0410BAD0C462...
(Signature)

Tony DiBianca
(Name)

Director
(Title)

April 6, 2021
(Date)

DocuSigned by:
/ Barbara Daliri Freyduni
AA22B70DDC81453...
(Signature)

Barbara Daliri Freyduni
(Name)

Director
(Title)

April 6, 2021
(Date)

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

DocuSigned by:

/S/ *Carl Turner*

E241AE29BF7B48B...

(Signature)

Carl Turner

(Name)

Director, President, and CEO

(Title)

April 6, 2021

(Date)

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

EXHIBIT A

Financial Statements

(See Attached)

Neighbor, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex Bank Checking	100.00
BUSINESS CHECKING (5746)	0.00
BUSINESS CHECKING (7602)	0.00
Cash on hand	0.00
Checking	145,658.03
WAY2SAVE® CHECKING (1285)	0.00
Total Bank Accounts	**$145,758.03**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$145,758.03**
Other Assets	
Accumulated Amortization	-13,172.00
Accumulated Depreciation	-1,601.00
Capitalized Costs	77,686.91
Development Costs	502,936.79
Total Other Assets	**$565,850.70**
TOTAL ASSETS	**$711,608.73**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	-5,000.00
Brex	25,547.34
Personal Credit Card 2	0.00
Personal Credit Card 3	0.00
Total Credit Cards	**$20,547.34**
Total Current Liabilities	**$20,547.34**
Long-Term Liabilities	
Notes Payable	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$20,547.34**
Equity	
Opening Balance Equity	16,413.34
Paid-In Capital or Surplus	1,022,895.98
REG CF SAFE - crowdfund	296,666.72
Retained Earnings	-197,325.70
Net Income	-447,588.95
Total Equity	**$691,061.39**
TOTAL LIABILITIES AND EQUITY	**$711,608.73**

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

Neighbor, Inc.

Profit and Loss

January - December 2020

	TOTAL
Income	
Fees Billed	1,244.75
Service/Fee Income	160,998.90
Uncategorized Income	359.73
Total Income	**$162,603.38**
GROSS PROFIT	**$162,603.38**
Expenses	
Advertising	54,807.24
Amazon Hosting	4,712.59
Bank Charges	527.80
Cost of Labor	188,213.59
Dues & Subscriptions	97,930.04
Insurance	1,825.40
Legal & Professional Fees	58,158.07
Meals and Entertainment	675.77
Office Expenses	7,720.25
Other Business Expenses	-4,292.53
Promotional	3,424.00
Rent or Lease	5,434.50
Sales Outsourcing	81,350.19
Sales Tax	76,703.92
Supplies	23,776.24
Taxes & Licenses	890.05
Travel	4,299.09
Uncategorized Expense	50.00
Total Expenses	**$606,206.21**
NET OPERATING INCOME	**$ -443,602.83**
Other Expenses	
Vehicle	3,986.12
Total Other Expenses	**$3,986.12**
NET OTHER INCOME	**$ -3,986.12**
NET INCOME	**$ -447,588.95**

DocuSign Envelope ID: A6A88053-7535-48BE-BCE8-16084FA54538

Neighbor, Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-447,588.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
AMEX	-7,640.15
Brex	23,083.34
Personal Credit Card 2	-367.38
Personal Credit Card 3	-505.56
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**14,570.25**
Net cash provided by operating activities	**$ -433,018.70**
INVESTING ACTIVITIES	
Development Costs	-272,073.28
Net cash provided by investing activities	**$ -272,073.28**
FINANCING ACTIVITIES	
Notes Payable	-132,000.00
Paid-In Capital or Surplus	548,321.34
REG CF SAFE - crowdfund	296,666.72
Net cash provided by financing activities	**$712,988.06**
NET CASH INCREASE FOR PERIOD	**$7,896.08**
Cash at beginning of period	137,861.95
CASH AT END OF PERIOD	**$145,758.03**